September 12, 2017

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Mack-Cali Realty Corporation

Mack-Cali Realty, L.P.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 8-K

Filed August 2, 2017

File No. 001-13274 (Corp.)

File No. 333-57103 (L.P.)

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. (collectively, the “Registrants”), and in connection with the Annual Report on Form 10-K for the year ended December 31, 2016 of the Registrants and the Current Report on Form 8-K furnished on August 2, 2017 (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 31, 2017 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 8-K filed August 2, 2017

Exhibit 99.1

Net Asset Value, page 8

1.                                                                                      Please tell us and revise your disclosure in future filings to describe the methodology and assumptions used to arrive at your calculation of NAV, the inputs that go into the calculations and its limitations in greater detail. Please specifically address the following:

•                  Explain the process used by the Company to determine the projected NOI and Cap Rates used in the calculation of NAV, including a discussion of any projected releasing and growth rates. Your response and disclosure should include a discussion of the process used by management to validate any internally developed assumptions.

•                  Elaborate on the process used for the calculation of asset value for those items for which a Cap Rate is not provided (e.g. non-core office, office share consolidated debt, multifamily joint ventures, etc)

•                  Tell us, and expand your discussion to disclose whether any third parties were consulted as part of your NAV calculation process and if so, disclose any potential conflicts or relationships with these third parties

•                  Expand your disclosure to include comparative valuation information

•                  Tell us what consideration you’ve given to providing a sensitivity analysis for the significant inputs into your valuation calculation

•                  Enhance your disclosure to include a discussion of any limitations of the model used to calculate NAV.

•                  Revise your disclosure to include a statement that the values have not been audited.

Additionally, please explain to us how you determined the breakdown of net asset value as disclosed on page 36 of your supplemental operating and financial data package, and apply the above items as appropriate.

Response:                                        In future filings, the Registrants will provide enhanced disclosure of the methodologies and assumptions relating to their calculation of NAV to address the following considerations:

Management’s methodology for calculating NAV is a dynamic process that is conducted at least quarterly.  In making their NAV determinations, the Registrants did not engage any third party consultants. Overall, NAV for the Registrants is arrived at by calculating the estimated gross asset values for each of their real estate properties, investments and other significant assets and interests, and then deducting from such amounts the corresponding net debt and third parties’ interests in the assets.

As it relates to the overall process, management has a track record of leasing and property transactions in the Registrants’ property types and markets, and management believes that it has ample historical information to consider when updating its leasing and capitalization rate assumptions periodically.  All assumptions used in the Registrants’ NAV calculations are prepared and assessed by management’s investment department, which is involved in property transactions for the Registrants. To help ensure accuracy and reasonableness, the NAV calculations are concurrently reviewed by the finance department, which is involved in financing transactions for the Registrants and has access to data that is used to help validate the conclusions on NAV.

Gross asset values for the Registrants’ operating real estate properties are calculated using the direct capitalization method by dividing projected net operating income for a one year period by an estimated current capitalization rate for each property.  For each operating property, management projects net operating income that it expects to receive for future periods from a combination of in-place lease contracts, prospective renewals of expiring leases and prospective lease-up of vacant space.  Factors considered by management in projecting releasing and lease-up of vacant space and estimating the applicable market rental rates include:  identification of leases currently being negotiated by management; historical annual leasing volumes for such property types; and comparable leases that have been executed for properties within the Registrants’ portfolio and for competitor buildings in similar locations.

Management establishes a capitalization rate for each property based on its asset class and geographic location.  Estimates of capitalization rates used by management are based on information from recent property sale transactions by the Registrants as well as on publicly available information regarding unrelated third party property transactions occurring at or around the time of determination.

For the Registrant’s assets valued other than by applying a capitalization rate to projected net operating income, as described above, a variety of methods are utilized for calculating NAV, depending on the type and stage of the asset or investment.  For instance, land valuations are generally based on estimated per apartment unit values for multi-family land, and per square foot values for office building land.  These per unit values are derived by management from a combination of recent or pending land transactions within the relevant markets by the Registrants and unrelated third parties, and sometimes may include land appraisals for certain markets, if available for other purposes, such as for transaction financing. The NAV valuations for the Registrants’ non-core assets, which are those assets management is considering for sale or in the active marketing process, are generally based on recent contract prices for similar properties in the process of being sold, letters of intent and ongoing negotiations for properties.  Multi-family joint ventures are generally valued by applying a capitalization rate to projected  net operating income, less joint venture level debt and any value allocated to joint venture partners.

The use of NAV as a measure of value is subject to certain inherent limitations. The assessment of the estimated NAV of a particular property is subjective in that it involves estimates and assumptions and can be calculated using various acceptable methods. The Registrants’ methods of determining NAV may differ from the methods used by other companies.  Accordingly, the Registrants’ estimated NAV may not be comparable to measures used by other companies.  As with any valuation methodology, the methodologies utilized by the Registrants in estimating NAV are based upon a number of estimates, assumptions, judgments or opinions that may or may not prove to be correct. Capitalization rates obtained from publicly available sources also are critical to the NAV calculation and are subject to the sources selected and variability of market conditions at the time. Investors in the Registrants will be cautioned that NAV does not represent (i) the amount at which the Registrants’ securities would trade at a national securities exchange, (ii) the amount that a security holder would obtain if he or she tried to sell his or her securities, (iii) the amount that a security holder would receive if the Registrants liquidated their assets and distributed the proceeds after paying all of their expenses and liabilities or (iv) the book value of the Registrants’ real estate, which is generally based on the amortized cost of the property, subject to certain adjustments.

In addition, the Registrants’ estimated NAV calculations and presentations, as well as the related estimated capitalization rates and net operating income components, have not been audited, which the Registrants will indicate in future filings.

Given the limitations noted above and the specific use of NAV as an accepted and common metric in the real estate investment trust sector, the Registrants do not believe that providing any additional comparative valuation information would be meaningful to investors or useful to an understanding of the Registrants’ financial statements and supplemental operating and financial data package.

The Registrants consider on a quarterly basis whether providing a sensitivity analysis would be meaningful to an investor’s understanding of the Registrants’ NAV estimates.  Management believes that capitalization rates are currently the most meaningful variable that would impact a sensitivity analysis of estimating NAV. However, management currently believes that, based on the relatively low level of volatility  in capitalization rates over the near term for the Company’s portfolio mix of asset types, a sensitivity analysis would not be particularly useful to the investor.  On a quarterly basis, the Registrants’ management will continue to assess the assumptions and components used in the calculation of NAV and whether a sensitivity analysis would be meaningful to an investor’s understanding of the Registrants’ NAV estimates.

The Registrants acknowledge the Staff’s comment regarding the disclosure on page 36 of the supplemental operating and financial data package. The Registrants point out that their determination of NAV is made on an asset-by-asset basis, and that this disclosure highlights certain of those assets.  The Registrants hereby advise the Staff that they will revise this disclosure in future filings to apply the enhanced disclosure described above, as appropriate.

Financial Highlights — FFO, Core FFO & AFFO, page 13

2.                                                                                      We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:                                        We acknowledge the Staff’s comment and accordingly, the Registrants will revise the term “EBITDA” as used in Exhibit 99.1 of Form 8-K filed on August 2, 2017 to “Adjusted EBITDA” in all of the Registrants’ future filings.

On behalf of the Registrants, I hereby confirm that each Registrant acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Anthony Krug
Anthony Krug
Chief Financial Officer